As Filed with the Securities and Exchange Commission on November 26, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————————————

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

———————————————

<u>Charter Communications, Inc.</u>

(Exact name of registrant as specified in its charter)

Delaware	**43-1857213**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12405 Powerscourt Drive
St. Louis, Missouri 63131
(Address of Principal Executive Offices)

Charter Communications, Inc. 2001 Stock Incentive Plan
(Full Title of Plan)

Curtis S. Shaw, Esq.
Executive Vice President, General Counsel and Secretary
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131
(314) 965-0555
(Name, Address and Telephone Number, including Area Code, of Agent for Service)

Copy to:

Alvin G. Segel, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
(310) 277-1010

———————————————

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A Common Stock, $.001 par value	30,000,000 shares	$3.99	$ 119,700,000	$9,695.70

(1)   This calculation is made solely for the purpose of determining the registration fee in accordance with Rule 457(h) under the Securities Act of 1933, as amended, as follows: for shares of the Registrant's Class A Common Stock for which awards have not yet been granted and the option price of which is therefore unknown, the fee is calculated on the basis of the average of the high and low prices of the Registrant's Class A Common Stock as reported on the Nasdaq National Market on November 24, 2003, which was $3.99 per share.

EXPLANATORY NOTE

Charter Communications, Inc. (the "Company") filed a registration statement on Form S-8 on May 22, 2001 (File Number 333-61358) (the "Previous Registration") relating to the registration of shares of Class A common stock, $.001 par value ("Common Stock"), of the Company in connection with the Charter Communications, Inc. 2001 Stock Incentive Plan.

Pursuant to General Instruction E of Form S-8, this Registration Statement on Form S-8 (this "Registration Statement") registers an additional 30,000,000 shares of Common Stock, which may be issued pursuant to the Charter Communications, Inc. 2001 Stock Incentive Plan.

The Previous Registration is hereby incorporated by reference into this Registration Statement pursuant to General Instruction E of Form S-8.

PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

Exhibit Number	Description of Document
4.1	Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on May 15, 2001 (File No. 000-27927))
4.2	Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(b) to the annual report on Form 10-K filed by Charter Communications, Inc. on April 15, 2003 (File No. 000-27927))
4.3	Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927))
4.4	Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.15(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 29, 2002 (File No. 000-27927))
4.5	Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(e) to the annual report on Form 10-K filed by Charter Communications, Inc. on April 15, 2003 (File No. 000-27927))
4.6	Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(f) to the annual report on Form 10-K filed by Charter Communications, Inc. on April 15, 2003 (File No. 000-27927))
5.1	Opinion of Irell & Manella LLP *
23.1	Consent of Independent Auditors – KPMG LLP *
23.3	Consent of Irell & Manella LLP (included in Exhibit 5.1) *

* filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on November 26, 2003.

CHARTER COMMUNICATIONS, INC.

By: /s/ Steven A. Schumm
Name: Steven A. Schumm
Title: Executive Vice President, Chief Administrative
Officer and interim Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Paul G. Allen Paul G. Allen	Chairman of the Board of Directors	November 26, 2003
/s/ Carl S. Vogel Carl S. Vogel	President, Chief Executive Officer Director (Principal Executive Officer)	November 26, 2003
/s/ Paul E. Martin Paul E. Martin	Senior Vice President and Controller (Principal Accounting Officer)	November 26, 2003
/s/ Charles M. Lillis Charles M. Lillis	Director	November 26, 2003
/s/ Marc B. Nathanson Marc B. Nathanson	Director	November 26, 2003
/s/ Nancy B. Peretsman Nancy B. Peretsman	Director	November 26, 2003
/s/ William D. Savoy William D. Savoy	Director	November 26, 2003
_____ John H. Tory	Director	November 26, 2003
/s/ Larry W. Wangberg Larry W. Wangberg	Director	November 26, 2003

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.25 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on May 15, 2001 (File No. 000-27927))
4.2	Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(b) to the annual report on Form 10-K filed by Charter Communications, Inc. on April 15, 2003 (File No. 000-27927))
4.3	Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927))
4.4	Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.15(c) to the annual report on Form 10-K filed by Charter Communications, Inc. on March 29, 2002 (File No. 000-27927))
4.5	Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(e) to the annual report on Form 10-K filed by Charter Communications, Inc. on April 15, 2003 (File No. 000-27927))
4.6	Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.11(f) to the annual report on Form 10-K filed by Charter Communications, Inc. on April 15, 2003 (File No. 000-27927))
5.1	Opinion of Irell & Manella LLP *
23.1	Consent of Independent Auditors – KPMG LLP *
23.3	Consent of Irell & Manella LLP (included in Exhibit 5.1) *

* filed herewith

Exhibit 5.1

November 26, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Ladies and Gentlemen:

We have acted as counsel for Charter Communications, Inc., a Delaware corporation (the "Company"), in connection with the proposed offer by the Company of up to 30,000,000 shares of the Company's Class A common stock, par value $.001 per share (the "Shares"), pursuant to the Charter Communications, Inc. 2001 Stock Incentive Plan (the "Plan").

In connection with this opinion, we have examined such documents, certificates, instruments and other records as we have deemed necessary or appropriate as a basis for the opinions set forth herein. In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. Additionally, we have examined such questions of law and fact as we have considered necessary or appropriate for purposes of this opinion.

Based upon the foregoing, it is our opinion that all of the Shares, when issued to participants in the Plan in accordance with the Plan will be duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-8 filed by the Company to effect registration of the Shares issued pursuant to the Plan under the Securities Act of 1933, as amended.

Very truly yours,

/s/ Irell & Manella LLP

Exhibit 23.1

Independent Auditors' Consent

The Board of Directors
Charter Communications Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 to be filed on or about November 25, 2003 by Charter Communications, Inc. of our report dated April 14, 2003, with respect to the consolidated balance sheets of Charter Communications, Inc. as of December 31, 2002, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002, annual report on Form 10-K of Charter Communications, Inc.

As discussed in Note 3 to the consolidated financial statements, the Company has restated the consolidated statements of operations, changes in shareholders' equity and cash flows for the two years ended December 31, 2001, which were previously audited by other independent auditors who have ceased operations.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ KPMG LLP

KPMG LLP
St. Louis, Missouri
November 25, 2003